------                                                                                                            OMB APPROVAL
FORM 4                                                                                                    --------------------------
------                                     UNITED STATES SECURITIES AND EXCHANGE COMMISSION               OMB Number:  3235-0287
                                                       Washington, D.C. 20549                             Expires:  January 31, 2005
[ ] Check box if no longer                                                                                Estimated average burden
    subject to Section 16.                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                hours per response....0.5
    Form 4 or Form 5 obli-                                                                                --------------------------
    gations may continue.      Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
    See Instruction 1(b).           Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(h) of the Investment Company Act of 1940
(Print or Type Responses)

1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol      6.  Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
  Frucher          Meyer             S.        Wellsford Real Properties, Inc. (WRP)         _X_ Director          10% Owner
------------------------------------------  --------------------------------------------                        ---
  (Last)          (First)         (Middle)  3. IRS Identification   4. Statement for             Officer (give     Other (specify
                                               Number of Reporting     Month/Day/Year        --- title below)  --- below)
                                               Person, if an entity
c/o Philadelphia Stock Exchange                (voluntary)             April 1, 2003
1900 Market Street
------------------------------------------                          --------------------     ---------------------------------------
                 (Street)                                           5. If Amendment, Date    7.  Individual or Joint/Group Filing
                                                                       of Original               (Check Applicable Line)
Philadelphia        PA             19103                               (Month/Day/Year)      _X_ Form filed by One Reporting Person
------------------------------------------                                                       Form filed by More than One
  (City)          (State)          (Zip)                                                     --- Reporting Person

                          Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of
                                                                                            Securi-
                                   2A.Deemed                                                ties
                                      Exe-    3. Trans-   4.  Securities Acquired (A)       Bene-
                          2. Trans-   cution     action       or Disposed of (D)            ficially     6. Ownership
                             action   Date,      Code         (Instr. 3, 4 and 5)           Owned           Form:
                             Date     if any     (Instr.  ---------------------------       Following       Direct     7. Nature of
                             (Month/  (Month     8)                    (A)                  Reported        (D) or        Indirect
1.  Title of Security        Day/     Day/    -----------               or                  Trans-          Indirect      Beneficial
    (Instr.3)                Year)    Year)   Code    V    Amount      (D)     Price        Action(s)       (I)           Ownership
-------------------------  --------  -------  ----- ----- ---------    ---   ---------   ------------    ------------  -------------

Common Stock, par value
  $.02 per share
  (Common Shares")          4/1/03             A           273(1)      A     $14.65(2)         2,554         I           (Held in
                                                                                                                          Trust)(3)

Reminder: Report on a separate line for each class of securities beneficially owned directly of indirectly.                  (Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                  SEC 1474 (9-02)

                                          Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)
                            Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
                                                                                                                  6. Date Exercis-
                                                               3A. Deemed                                            able and Expir-
                                       2. Conver-                  Exe-                  5. Number of Deriv-         ation Date
                                          sion or   3. Trans-      cution  4. Trans-        ative Securities         (Month/Day/
                                          Exercise     action      Date,      action        Acquired (A) or          Year)
                                          Price of     Date        if any     Code          Disposed of (D)       ------------------
                                          Deriv-       (Month/     (Month     (Instr. 8)    (Instr. 3, 4, and 5)  Date       Expir-
1. Title of Derivative Security           ative        Day/        Day/    ------------- -----------------------  Exercis-   ation
   (Instr. 3)                             Security     Year)       Year)    Code     V       (A)        (D)       able       Date
----------------------------------     -----------  ---------- ----------- ------  ----- ----------- -----------  --------   -------

                                                                         9. Number of
                                                                            Derivative      10. Ownership
                                                                            Securities          Form of
                        7. Title and Amount of Underlying                   Beneficially        Derivative
                           Securities (Instr. 3 and 4)                      Owned               Security     11. Nature of
                        ---------------------------------  8. Price of      Following           Direct (D)       Indirect
                                                Amount or     Derivative    Reported            or               Beneficial
1. Title of Derivative                          Number of     Security      Transaction(s)      Indirect (I)     Ownership
   Security (Instr. 3)         Title            Shares        (Instr. 5)    (Instr. 4)          (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  ---------------   --------------   --------------

Explanation of Responses:

(1) Represents 273 Common Shares issued on 4/1/03 in payment of a quarterly fee (the "Quarterly Fee") due to the Reporting Person
    for services performed by the Reporting Person as a director of Wellsford Real Properties, Inc. ("Wellsford").
(2) The number of Common Shares issued in payment of the Quarterly Fee was determined based upon the average of the high and low stock price of Wellsford on the American Stock Exchange on 3/31/03.
(3) Mr. Frucher disclaims beneficial ownership of such Common Shares, and this report shall not be deemed an admission that
    Mr. Frucher is the beneficial owner of such securities for purposes of Section 16 or any other purposes.

                                                                                              *                       4/1/03
**  Intentional misstatements or omissions of facts constitute                  -------------------------------   --------------
    Federal Criminal Violations.  See 18 U.S.C. 1001 and                        **Signature of Reporting Person        Date
    15 U.S.C. 78ff(a).

*** Mark P. Cantaluppi was granted a power of attorney to                       By: /s/ Mark P. Cantaluppi
    sign all Form 4s and Form 5s on behalf of Meyer S. Frucher for              -------------------------------
    all derivative and non-derivative securities of Wellsford acquired,         (Mark P. Cantaluppi)***
    disposed of or beneficially owned by Mr. Frucher, so long as                 Attorney-In-Fact
    Mr. Frucher is a director of Wellsford.

Note:  File three copies of this Form, one of which must be manually signed.
       If space is insufficient, see Instruction 6 for procedure.

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in this form are not required to respond unless the form displays a currently
valid OMB Number.                                                                                                            Page 2